Exhibit 12

M.D.C. HOLDINGS, INC.

RATIO OF (LOSS) EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(dollars in 000’s)	2011	2010	2009	2008	2007
(Loss) Earnings	$(14,541)	$(3,916)	$(28,481)	$(299,317)	$(688,767)

Fixed Charges	$66,167	$76,792	$67,954	$68,570	$70,529
(Loss) Earnings to Fixed Charges	$(0.22)	$(0.05)	$(0.42)	$(4.37)	$(9.77)

(Loss) Earnings:

(Loss) Income before income taxes	$(107,472)	$(70,601)	$(107,335)	$(382,135)	$(756,464)

Add: Fixed Charges	66,167	76,792	67,954	68,570	70,529
Less: Capitalized Interest	(41,448)	(33,919)	(19,810)	(39,852)	(57,791)
Add: Amortization of Previously Capitalized Interest	21,152	23,812	30,710	54,100	54,959

Total (Loss) Earnings	$(14,541)	$(3,916)	$(28,481)	$(299,317)	$(688,767)

Fixed Charges:

Homebuilding and corporate interest expense	$20,688	$38,157	$38,131	$17,989	$—
Mortgage lending interest expense	442	466	451	329	1,581
Interest component of rent expense	2,707	2,898	3,257	4,362	7,109
Amortization and expensing of debt expenses	882	1,352	6,305	6,038	4,048
Capitalized interest	41,448	33,919	19,810	39,852	57,791

Total Fixed Charges	$66,167	$76,792	$67,954	$68,570	$70,529

In computing the ratio of earnings to fixed charges, fixed charges consist of homebuilding and corporate interest expense, mortgage lending interest expense, interest component of rent expense, amortization and expensing of debt expenses and capitalized interest. Earnings are computed by adding fixed charges (except capitalized interest) and amortization of previously capitalized interest during the period to (loss) earnings before income taxes. For the years ended December 31, 2011, 2010, 2009, 2008 and 2007, the Company generated losses which exceeded fixed charges of $66.2 million, $76.8 million, $68.0 million, $68.6 million and $70.5 million, respectively.